Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

Employee Questions & Answers

“Just Ask” Updates for May 22, 2007

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	Where are we in the Department of Justice review process?

Both CME and CBOT confirmed that they are in substantial compliance under the Hart-Scott-Rodino Act, are making good progress and expect the Department of Justice to reach their conclusion on the merger prior to the time of the shareholder vote. CME and CBOT shareholder votes are scheduled for July 9, 2007.

2.	What does a “fixed cash tender offer to repurchase” mean? Can employees participate?

Promptly following the completion of the transaction, the combined company will commence a cash tender offer to purchase up to $3.5 billion of common stock of the combined company at a fixed price of $560 per share.

A cash tender offer, such as described above, is also called a stock buyback or “repurchase.” This is another way in which companies can return value to their shareholders, as well as demonstrate the company’s confidence in the long term value of the combined company’s stock. In the stock repurchase process, the company announces that it will offer to repurchase shares of its common stock at a set price, up to a certain total dollar amount, within a set timeframe. Shareholders at the time of the share repurchase - including employees - may elect to tender their shares to CME Group at the price of $560. To the extent the repurchase is oversubscribed (in this case if shareholders tender shares with an aggregate value in excess of $3.5 billion), tendered shares will be repurchased on a pro rata basis.

3.	How will contributions to the Pension Plan be handled if you lose your job? For example, if you lose your job the second day of a new quarter will you receive any Pension Plan contributions for that quarter? Will contributions be made to the Pension Plan during the severance period?

Each pension plan participant’s account balance grows each calendar quarter through compensation-based and interest-based credits. If your employment with CME ends before the last day of any calendar quarter, credits for any days in which you work within the quarter will be deposited in your account. These credits will not apply for any severance period; however, if you have accrued, unused vacation time when you leave CME, you will receive interest-based and compensation-based credits for those days.

Please consult your financial advisor for assistance in understanding different distribution options and tax implications for those pension funds. For more information on pension benefits, consult the Benefits Handbook on OpenExchange.

Forward-Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and CME’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, CME’s Registration Statement on Form S-4 filed with the SEC on February 26, 2007, and CBOT Holdings’ Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. Said documents are available online at http://www.sec.gov/ or on request from CME or CBOT Holdings, as applicable. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, neither CME nor CBOT Holdings undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the original transaction. The parties intend to file a supplemented and amended joint proxy statement/prospectus regarding the revised transaction and rescheduled meetings. This document is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus as amended and supplemented and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus as amended and supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (http://www.sec.gov/) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

The information in this document describing CME’s planned tender offer following closing of the proposed transaction is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME’s common stock in the tender offer. The tender offer will be made only pursuant to an Offer to Purchase and related materials that CME will distribute to shareholders of the combined company and only if the proposed transaction with CBOT is consummated. Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the proposed transaction with CBOT, shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CME will file with the SEC free of charge at http://www.sec.gov/ or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.